

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 17, 2008

CT Corporation System
111 Eighth Avenue
New York, NY 10011

> **Re: Cosan Limited**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 28, 2007**
> **File No. 333-147235**

Dear Sir or Madam:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Taxation, page 175

Brazilian Tax Consequences, page 175

The Exchange Offer, page 175

1.   We note your disclosure that a determination that the exchange offer is subject to taxable gain would not adversely impact transactions carried out on Brazilian stock exchanges by shareholders registered in accordance with Brazilian law No. 2,689/01 because such transactions would be exempt from tax in Brazil, unless the shareholder is resident in a tax haven. Please clarify how this would affect shareholders who participate in the exchange offer, including clarification

regarding registration in accordance with Brazilian law No. 2,689/01.

Material U.S. Federal Income Tax Considerations, page 176

2.   We note that it is counsel's opinion that a U.S. Holder who exchanges common shares of Cosan for your new common shares pursuant to the exchange offer "should" not recognize gain or loss. Counsel should describe why it cannot state that a U.S. Holder who participates in the exchange offer "will" not recognize gain or loss, and describe the degree of uncertainty. In addition, please provide risk factor disclosure describing the risks to participants in the exchange offer.

3.   We note also that counsel cannot render an opinion regarding your PFIC status. Please provide risk factor disclosure describing the risks to participants in the exchange offer.

Exhibit 8.3

4.   We note that it is counsel's opinion that the statements in the registration statement set forth under the specified headings, insofar as they purport to describe the provisions of the laws of Bermuda referred to therein, are accurate and correct. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Please obtain and file an opinion of counsel that opines, if true, that there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by you or by your shareholders (other than shareholders ordinarily resident in Bermuda) in respect of your shares.

       In addition, such opinion should not reference solely the registration statement dated November 8, 2007.

5.   Please delete the language "This opinion is addressed to you solely for your benefit and is neither to be transmitted to any other person, nor relied upon by any other person or for any other purpose nor quoted or referred to in any public document nor filed with any governmental agency or person, without our prior written consent." Investors and not just the company are entitled to rely on the legal opinion.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        <u>via facsimile</u>
        Diane Kerr, Esq.
        (212) 450-3529